THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 18



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer


                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934


                        For the month of November 1998


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)



  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F
                                  ---               ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes           No   X
                              ---         ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

INTERIM RESULTS:


  Enclosed is information as to the registrant's financial condition and results of operations at and for the six-month period ended September 30, 1998. The financial information included in the enclosed discussion and analysis was prepared on the basis of accounting principles generally accepted in the United States.

                                 SIGNATURE



  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  NIPPON TELEGRAPH AND TELEPHONE
                                         CORPORATION



                                  By  /s/   MOTOTANE MIYAZAKI
                                     ------------------------
                                      Name:  Mototane Miyazaki
                                      Title: Executive Manager
                                             General Affairs Department



Date:  November 25, 1998

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SFAS 71 Write-Off

     In its financial statements as of and for the six-month period ended September 30, 1998, Nippon Telegraph and Telephone Corporation ("NTT") has discontinued the application of the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). Under SFAS 71, NTT had accounted for the effects of the rate-making process by establishing certain regulatory assets, including the deferral of certain costs. Pursuant to the requirements of Statement of Financial Accounting Standards No. 101, "Regulated EnterprisesAccounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"), NTT has recorded an extraordinary non-cash charge in its U.S. GAAP financial statements of (Yen)462 billion, net of income taxes of (Yen)427 billion during the six-month period ended September 30, 1998, and has eliminated (Yen)889 billion of regulatory assets from its balance sheets as of September 30, 1998.

     After assessing the recent revision of the Telecommunications Business Law ("Telecom Business Law"), which became effective as of November 1, 1998, and proposed price-cap system, NTT recognizes that it is required under SFAS 101 to change its accounting for regulated operations. NTT's determination that it is no longer eligible for the continued application of SFAS 71 is based on the belief that the convergence of competition, technological change, actual and potential regulatory and legislative actions, and other factors are creating open and competitive markets.

NTT DOCOMO OFFERING

     On October 22, 1998, NTT DoCoMo completed its initial public offering and listed its stock on the First Section of the Tokyo Stock Exchange. NTT sold 218,000 shares of NTT DoCoMo's common stock, without par value, for total proceeds of (Yen)826.1 billion and NTT DoCoMo issued 327,000 new shares of stock for total proceeds of (Yen)1,236.5 billion. As a result of the offering, NTT's stake in NTT DoCoMo has been reduced from 94.7% to 67.1%. Following shareholder approval at the next ordinary meeting of shareholders in June 1999, as well as an approval of the Minister of Posts and Telecommunications, or MPT, NTT intends to use the proceeds from its sale of NTT DoCoMo shares to repurchase approximately (Yen)120 billion of NTT's outstanding common stock and to pay a special dividend of (Yen)5,000 per share to NTT's shareholders of record on March 31, 1999. NTT DoCoMo and its subsidiaries also expect to use the proceeds to repay debt, to fund current and future capital expenditures and for general corporate purposes.


     During fiscal year 1999, NTT and its subsidiaries will recognize gains on the sale and issuance of NTT DoCoMo's shares of approximately (Yen)1,565 billion.

RESULTS OF OPERATIONS

     For the six-month period ended September 30, 1998, operating revenues increased 1.6%. For the six-month period ended September 30, 1998, strong demand for cellular telephone services and digital-related services, including ISDN services, high-speed digital leased circuit services and open computer network services or OCN services caused by increased demand for Internet access, contributed to the growth and overcame the negative impact of the sluggish Japanese economy and the rate reduction for long-distance services.

     NTT recorded a net loss of (Yen)173 billion for the six-month period ended September 30, 1998, primarily as a result of the (Yen)462 billion extraordinary non-cash after-tax charge reflecting the discontinuance of application of the provisions of SFAS 71. Excluding this extraordinary one-time item, net income increased 48.1% to (Yen)290 billion.

     The following table sets forth a breakdown by category of the operating revenues for NTT and its subsidiaries for the six-month period ended September 30, 1997 and 1998.

                                                                                PERCENT INCREASE
                                                                                   SIX MONTHS
                                                           SIX MONTHS ENDED           ENDED
                                                             SEPTEMBER 30         SEPTEMBER 30,
                                                           ----------------     ----------------
                                                           1997        1998           1998
                                                           ----------------     ----------------
                                                              (billions)
Operating Revenues
Telephone  .......................................      (Yen)3,157  (Yen)3,162               0.1
Telegraph  .......................................              45          41              (8.6)
Leased circuit  ..................................             237         251               5.6
Data communication facility  .....................             184         187               1.9
ISDN..............................................             157         248              58.4
Sale of telecommunications equipment  ............             447         460               3.0
Other (1)  .......................................             410         363             (11.6)
                                                              ----        ----             -----
Total....                                               (Yen)4,637  (Yen)4,712               1.6%
                                                             =====       =====             =====

__________
(1) Revenues attributable to other services consist of revenues attributable to miscellaneous services minus revenues attributable to ISDN services.

    SIX-MONTH PERIOD ENDED SEPTEMBER 30, 1998 COMPARED WITH SIX-MONTH PERIOD ENDED SEPTEMBER 30, 1997

OPERATING REVENUES

    The operating revenues for NTT and its subsidiaries are divided into the following seven service categories: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN services, sale of telecommunication equipment and other services.

    NTT and its subsidiaries believe that competition in the telecommunications markets has moved from being primarily price-based to requiring companies to promote the quality and variety of services provided. To compete more effectively, NTT and its subsidiaries have introduced a range of new services, including discount services designed to provide optional calling plans to different customer segments and value-added services. In addition, NTT and its subsidiaries have continued to take steps to enhance operational efficiency and fulfill customer satisfaction.

    Continued sluggishness in the Japanese economy continued to have a negative impact on the rate of growth in operating revenues for the six-month period ended September 30, 1998. Although other factors also contributed to the decrease in the rate of growth of operating revenues, the sluggish Japanese economy was one factor which contributed to the decline. Operating revenues for the six-month period ended September 30, 1998 increased to (Yen)4,711,694 million, or 1.6%, from (Yen)4,637,146 million for the six-month period ended September 30, 1997.

    TELEPHONE SERVICES

    Operating revenues from telephone services increased 0.1% in the six-month period ended September 30, 1998 to (Yen)3,162 billion, accounting for 67.1% of operating revenues. Telephone services consist of telephone subscriber, cellular telephone, PHS, public telephone and other services. Demand for cellular telephone services supported the increase.

    Telephone Subscriber Services

    Telephone subscriber service is NTT's principal business activity. Owing to an increase in sales of ISDN services, the number of subscriber lines in use decreased 1.56 million from September 30, 1997 to 59.46 million subscriber lines at September 30, 1998.

    Although the six-month period ended September 30, 1998 represented a continuation of the decrease in the total number of subscriber lines from the end of fiscal year 1998, management believes that the majority of lost subscriber lines represent customers switching from analog subscriber lines to ISDN lines.

    In February 1998, NTT reduced the rate for daytime calls over 100 kilometers from (Yen)110 to (Yen)90 for a three-minute call. This rate reduction had a negative impact on operating revenues during the six-month period ended September 30, 1998 of approximately (Yen)40 billion.

    NTT applied for a further revision of its directory assistance service charges to MPT in December 1997. This revision was partially implemented in May 1998 following the approval of MPT and will be further implemented in May 1999. This revision is expected to have the effect of increasing NTT's revenues by
(Yen)15 billion per 12-month period.

    (ii) Cellular Telephone Services

    In the six-month period ended September 30, 1998, the market for cellular telephone services continued to expand and total cellular telephone subscribers in Japan reached 36.5 million, representing 40.1% growth since September 30, 1997. The number of NTT DoCoMo's subscribers reached nearly 20.8 million at September 30, 1998, a 44.2% increase from September 30, 1997. In the six-month period ended September 30, 1998, NTT DoCoMo's cellular telephone traffic continued to grow in terms of number of calls as well as hours of use reflecting the expansion of the market.


    (iii) PHS Services

    NTT's PHS services are provided by NTT Personal Group. Initially, PHS services grew rapidly by providing inexpensive services with small and lightweight terminals. In September 1997, the number of subscribers reached seven million. Since October 1997, however, the number of customers has steadily fallen. NTT's PHS services have operated at a loss over the past several years and NTT expects the PHS services to continue to operate at a loss over the next several years. As a result, NTT has concluded that it would be difficult to continue PHS services through NTT Personal Group and decided to transfer its PHS businesses to NTT DoCoMo and its subsidiaries. NTT expects to complete the transfer on December 1, 1998 and to liquidate NTT Personal Group following the transfer. NTT expects that NTT DoCoMo and its subsidiaries can realize synergies through the combination of its cellular services with the PHS business, including by utilizing PHS's superior data transmission capability and by integrating PHS products and services into the existing sales and distribution network of NTT DoCoMo and its subsidiaries, although there can be no assurance that the PHS business will not continue to have an adverse effect on the financial results and operations of NTT and its subsidiaries.


    TELEGRAPH SERVICES

    Operating revenues from telegraph services declined 8.6% in the six-month period ended September 30, 1998 to (Yen)41 billion, accounting for 0.9% of operating revenues. This revenue category includes both telegram and telex services.

    The number of telegrams sent declined 5.3% to 17.1 million telegrams. Telegrams sent for weddings and condolences continued to decline during the period.

    In telex services, the number of subscribers continued to decline during the six-month period ended September 30, 1998, reflecting the ongoing shift toward the use of facsimile machines, e-mail and other alternative means of communication.


    LEASED CIRCUIT SERVICES

    Operating revenues from leased circuit services grew 5.6% in the six-month period ended September 30, 1998 to (Yen)251 billion, accounting for 5.3% of operating revenues. Strong demand for high-speed digital leased circuit services was driven by the trend toward rapid, digital telecommunications networks and LAN/WAN construction in the corporate sector. Sales growth was supported by "Digital Access 64," a low-cost service with simplified functions, and "Digital Access 128."

     The number of high-speed digital circuits grew 38.9% to 195 thousand at the end of the six-month period ended September 30, 1998, and the number of conventional leased circuits decreased 7.9% to 866 thousand as customers switched to high-speed communications services.

     In an effort to rebalance its rate structure in its leased circuit services, NTT implemented tariff revisions for the services. Revisions took effect in September 1995, April 1996, April 1997 and April 1998. These revisions are estimated to have the effect of decreasing NTT's revenues by (Yen)42 billion per 12-month period.

     In the six-month period ended September 30, 1998, NTT introduced low-cost services with simplified functions such as "Digital Access 1500" for communication within 30 kilometers and "Digital Reach" for communication over 30 kilometers.


     DATA COMMUNICATION FACILITY SERVICES

     Operating revenues from data communication facility services increased 1.9% in the six-month period ended September 30, 1998 to (Yen)187 billion, accounting for 4.0% of operating revenues.

     INTEGRATED SERVICES DIGITAL NETWORK (ISDN)

     Operating revenues from ISDN services increased 58.4% in the six-month period ended September 30, 1998 to (Yen)248 billion.

     Growth in ISDN services was driven by strong demand in the corporate sector and the growing penetration of Internet services in the home. NTT's ISDN services comprise INS-Net 64 and INS-Net 1500.

     In June 1998, NTT introduced "INS Area Plus." "INS Area Plus" service allows customers to make three-minute calls extending to adjacent areas, or up to 20 kilometers, at a cost of (Yen)10 in the daytime ((Yen)10 for four minutes during late night hours and early morning) by paying a fixed monthly fee.

     The number of INS-Net 64 (64 kilobit per second) subscribers at September 30, 1998 was 3.0 million, an increase of 86.2% compared to September 30, 1997, and the number of INS-Net 1500 subscribers grew 40.3% to 39,000 due to the strong demand for Internet access.

     SALE OF TELECOMMUNICATION EQUIPMENT

     Operating revenues from sales of telecommunication equipment grew 3.0% in the six-month period ended September 30, 1998 to (Yen)460 billion, or 9.8% of operating revenues. An increase in the sales of cellular telephone terminals was the primary factor affecting this growth.

     OTHER SERVICES

     Operating revenues from other services (miscellaneous) fell 11.6% in the six-month period ended September 30, 1998 to (Yen)363 billion, accounting for 7.7% of operating revenues. Other services provided by NTT and its subsidiaries include digital data exchange, facsimile network (F-Net), pocket pager, Open Computer Network (OCN) services and system development services.

     OCN

     During the six-month period ended September 30, 1998, NTT's OCN subscribers increased to 298 thousand, a 322.6% increase from the six-month period ended September 30, 1997. Management attributes the increase to the strong demand for Internet access. NTT recently added "Super OCN" to its OCN service. Super OCN is a secure, high quality service designed for high-traffic Internet users such as universities and corporations.

OPERATING EXPENSES

     Operating expenses increased 0.9% during the six-month period ended September 30, 1998 to (Yen)4,119 billion. Personnel costs were (Yen)1,104 billion, a decrease of 4.8% from the six-month period ended September 30, 1997.

     Depreciation, amortization and maintenance costs increased 3.4% in the six-month period ended September 30, 1998 to (Yen)1,542 billion. Of this amount, depreciation and amortization was (Yen)1,074 billion, an increase of 1.8%. Increases in depreciation at NTT DoCoMo and its subsidiaries, reflecting aggressive capital investment to meet strong demand, exceeded declines in depreciation recorded by NTT.

     Other operating expenses for the six-month period ended September 30, 1998 were (Yen)1,473 billion, an increase of 3.0% due to such factors as growth in agency commissions and expenses for terminal equipment as a result of high subscriber growth at NTT DoCoMo and its subsidiaries.

     As a result of the above factors, operating income increased (Yen)37 billion or 6.6%, to (Yen)593 billion.

NET INCOME

     NTT recorded a net loss of (Yen)173 billion for the six-month period ended September 30, 1998 primarily as a result of the (Yen)462 billion extraordinary non-cash after-tax charge reflecting the discontinuance of the application of the provisions of SFAS 71. Excluding this extraordinary one-time item, net income increased 48.1% to (Yen)290 billion as a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

SIX-MONTH PERIOD ENDED SEPTEMBER 30, 1998 COMPARED WITH SIX-MONTH PERIOD ENDED SEPTEMBER 30, 1997

FINANCING

     Net cash provided by operating activities was (Yen)1,184 billion in the six-month period ended September 30, 1998, compared with (Yen)1,234 billion in the six-month period ended September 30, 1997, an decrease of 4.0%. Net cash provided by operating activities during the six-month period ended September 30, 1998 was not adequate to make payments for property, plant and equipment and dividends. The shortfall was made up for by raising long-term debt. Net cash used in investing activities was (Yen)1,184 billion, a decrease of (Yen)353 billion from the six-month period ended September 30, 1997.

     Net cash used in financing activities for the six-month period ended September 30, 1998 was (Yen)226 billion as compared to (Yen)7 billion for the six-month period ended September 30 of the preceding year. NTT has established a corporate goal of controlling outstanding debt and realizing more efficient sources of funds from both domestic and overseas markets.

     Proceeds from the issuance of long-term debt for the six-month period ended September 30, 1998 was (Yen)318 billion, compared with (Yen)510 billion for the six-month period ended September 30, 1997. This debt included bond offerings in Japanese yen.

CAPITAL RESOURCES

     As of September 30, 1998, NTT and its subsidiaries had cash and cash equivalents (investments with principal maturities of less than three months) of
(Yen)687 billion, compared with (Yen)511 billion at September 30, 1997. Cash equivalents represent a temporary cash surplus to repay debts and for working capital and capital investments. Accordingly, the balance of cash equivalents will fluctuate year-by-year depending on particular funding and working capital requirements. The ratio of interest-bearing debt (short-term borrowings and long-term debt) to shareholders' equity increased to 113.1% at September 30, 1998, compared with 102.8% at September 30, 1997.

CAPITAL INVESTMENTS

     Capital investments for property, plant and equipment and intangible assets, computed on the basis of all cash investments and other considerations, during the six-month period ended September 30, 1998 were (Yen)1,289 billion, compared with (Yen)1,466 billion in the six-month period ended September 30, 1997.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

                    CONSOLIDATED BALANCE SHEET( UNAUDITED )
                    ---------------------------------------



                                                                                                 Millions of
                                                                                                 U.S. dollars
                                                            Millions of yen                        (Note 2)
                                                 ---------------------------------------      --------------------
                                                 March 31,               SEPTEMBER 30,            SEPTEMBER 30,
                                                    1998                      1998                   1998
 -----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                         (Yen)913,236           (Yen)686,750                   $5,087
  Notes and accounts receivable, trade                 1,085,381              1,032,964                    7,652
  Allowance for doubtful accounts                        (35,816)               (36,277)                    (269)
  Inventories                                            223,776                288,919                    2,140
  Prepaid expenses and other current assets              417,900                374,237                    2,772
   (Note 4)
------------------------------------------------------------------------------------------------------------------
          Total current assets                         2,604,477              2,346,593                   17,382
------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
  Telecommunications equipment                        11,633,361             11,985,819                   88,784
  Telecommunications service lines                    11,722,358             11,797,536                   87,389
  Buildings and structures                             4,763,092              4,808,421                   35,618
  Machinery, vessels and tools                         1,997,359              2,020,890                   14,969
  Land                                                   609,186                658,236                    4,876
  Construction in progress                               639,262                759,338                    5,625
------------------------------------------------------------------------------------------------------------------
                                                      31,364,618             32,030,240                  237,261

  Accumulated depreciation (Note 4)                  (19,359,256)           (20,062,545)                (148,611)
------------------------------------------------------------------------------------------------------------------
                                                       12,005,362            11,967,695                   88,650
------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND OTHER ASSETS:
  Investments in affiliated companies                     201,945               239,451                    1,774
  Marketable securities and other investments             124,910               100,243                      743
  Intangible and other assets (Note 4)                  1,904,503             1,314,095                    9,734
  Deferred income taxes (Note 4)                          511,334               866,105                    6,415
------------------------------------------------------------------------------------------------------------------
                                                        2,742,692             2,519,894                   18,666
------------------------------------------------------------------------------------------------------------------

                                                  (Yen)17,352,531       (Yen)16,834,182                 $124,698
==================================================================================================================

The accompanying notes are an integral part of this statement.


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

                    CONSOLIDATED BALANCE SHEET( UNAUDITED )
                    ---------------------------------------






                                                                                                       Millions of
                                                                                                      U.S. dollars
                                                            Millions of yen                             (Note 2)
                                                  ---------------------------------              ------------------------
                                                    March 31,         SEPTEMBER 30,                    SEPTEMBER 30,
                                                      1998                1998                             1998
-------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY


CURRENT LIABILITIES:
  Short-term borrowings                              (Yen)456,995           (Yen)428,689                   $3,175
  Current portion of long-term debt                       825,422                697,899                    5,170
  Accounts payable, trade                               1,131,444                895,638                    6,634
  Accrued payroll                                         494,387                374,553                    2,775
  Accrued interest                                         55,976                 57,830                      428
  Accrued taxes on income                                 188,616                210,807                    1,562
  Accrued consumption tax                                  99,813                 47,891                      355
  Advances received                                        72,117                 75,854                      562
  Other                                                   121,056                146,812                    1,087
-------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                       3,445,826              2,935,973                   21,748
-------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
  Long-term debt                                        4,776,109              4,796,673                   35,531
  Obligations under capital leases                        473,681                458,506                    3,397
  Liability for employees' severance payments           2,890,761              2,988,212                   22,135
  Other                                                   166,186                196,851                    1,458
-------------------------------------------------------------------------------------------------------------------------
                                                        8,306,737              8,440,242                   62,521
-------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries            136,040                219,909                    1,629
-------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
 Common stock, (Yen)50,000 par value -
  Authorized-62,400,000 shares
  Issued and outstanding:
     -  15,912,000 shares                                 795,600                795,600                    5,893
 Additional paid-in capital                             2,530,476              2,530,476                   18,744
 Legal reserve                                            102,678                107,094                      793
 Unrealized loss on securities                            (20,061)               (34,447)                    (255)
 Foreign currency translation adjustments                   4,030                  5,114                       38
 Retained earnings                                      2,051,205              1,834,221                   13,587
-------------------------------------------------------------------------------------------------------------------------
                                                        5,463,928              5,238,058                   38,800
-------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES
-------------------------------------------------------------------------------------------------------------------------
                                                  (Yen)17,352,531        (Yen)16,834,182                 $124,698
=========================================================================================================================

The accompanying notes are an integral part of this statement.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

                 CONSOLIDATED STATEMENT OF INCOME( UNAUDITED )
                 ---------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------






                                                                                       Millions of
                                                                                      U.S. dollars
                                                         Millions of yen                (Note 2)
                                                 ------------------------------      ----------------
                                                  1997                   1998             1998
-----------------------------------------------------------------------------------------------------
OPERATING REVENUES:
  Telephone                                 (Yen)3,157,421       (Yen)3,161,571              $23,419
  Telegraph                                         44,823               40,966                  303
  Leased circuit                                   237,386              250,785                1,858
  Data communication facility                      183,748              187,256                1,387
  Sale of telecommunication equipment              446,648              460,077                3,408
  Miscellaneous                                    567,120              611,039                4,526
-----------------------------------------------------------------------------------------------------
                                                 4,637,146            4,711,694               34,901
-----------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Personnel                                      1,158,680            1,103,619                8,175
  Depreciation, amortization                     1,491,252            1,541,795               11,421
  and maintenance costs

  Other                                          1,430,826            1,473,223               10,912
-----------------------------------------------------------------------------------------------------
                                                 4,080,758            4,118,637               30,508
-----------------------------------------------------------------------------------------------------
Operating income                                   556,388              593,057                4,393
-----------------------------------------------------------------------------------------------------
OTHER EXPENSES (INCOME):
  Interest and amortization of bond discounts and
   issue costs                                     120,298              108,979                  807
   Interest income                                  (1,135)              (1,471)                 (11)
  Gain on sales of subsidiary stocks (Note 5)            -              (69,106)                (512)
  Other, net                                       (10,974)             (18,292)                (135)
-----------------------------------------------------------------------------------------------------
                                                   108,189               20,110                  149
-----------------------------------------------------------------------------------------------------
Income before income taxes                         448,199              572,947                4,244
-----------------------------------------------------------------------------------------------------
INCOME TAXES (Note 7):
  Current                                          202,973              210,476                1,559
  Deferred                                          39,262               74,327                  551
-----------------------------------------------------------------------------------------------------
                                                   242,235              284,803                2,110
-----------------------------------------------------------------------------------------------------
Income before extraordinary item, minority
 interest and equity in earnings of affiliated
 companies                                         205,964              288,144                2,134
Extraordinary item for discontinuance of
regulatory accounting principles, net of taxes
(Note 4)                                                 -              462,508                3,426
-----------------------------------------------------------------------------------------------------
Income (loss) before minority interest and equity
 in earnings of affiliated companies               205,964             (174,364)              (1,292)
Minority interest in consolidated subsidiaries     (14,651)              (3,261)                 (24)
Equity in earnings of affiliated companies           4,259                4,732                   35
-----------------------------------------------------------------------------------------------------
Net income (loss)                             (Yen)195,572        ((Yen)172,893)             ($1,281)
=====================================================================================================


                                                                                        U.S. dollars
                                                               Yen                        (Note 2)
                                                 ------------------------------       ---------------
PER SHARE OF COMMON STOCK:
Net income (loss)                             (Yen)12,291         ((Yen)10,866)              ($80)
-----------------------------------------------------------------------------------------------------
Cash dividends                                 (Yen)2,500           (Yen)2,500                $19
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                    ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

               CONSOLIDATED STATEMENT OF CASH FLOWS( UNAUDITED )
               -------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------





                                                                                             Millions
                                                                                                Of
                                                                                           U.S. dollars
                                                           Millions of yen                   (Note 2)
                                                   ------------------------------        --------------
                                                     1997                  1998                1998
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                (Yen) 195,572        ((Yen)172,893)        ($1,281)
  Adjustments to reconcile net income to net cash
   provided by operating activities -
    Extraordinary item, net of taxes (Note 4)                  -              462,508           3,426
    Depreciation and amortization                      1,054,554            1,074,063           7,956
    Deferred taxes                                        39,262               74,327             551
    Loss on sale or disposal of property, plant and
     equipment                                            78,008               66,501             493
    Gains on sales of subsidiary stocks (Note 5)               -              (69,106)           (512)
    Decrease in notes and accounts receivable, trade      20,642               52,878             392
    Increase in inventories                              (46,468)             (65,143)           (483)
    Increase in other current assets                     (50,315)              (9,451)            (70)
    Decrease in accounts payable, trade and accrued
     payroll                                            (154,740)            (268,781)         (1,991)
    Increase (decrease) in accurd
     consumption tax                                      51,111              (51,922)           (385)
    Increase in advances received                         10,954                3,737              28
    Increase (decrease) in accrued taxes on income       (22,253)              22,191             164
    Increase in liabilities for employees' severance
     payments                                             59,978               47,862             355
    Increase (decrease)in other long-term liabilities     (1,158)               1,848              14
     Other                                                (1,142)              15,422             114
-------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities         1,234,005            1,184,041           8,771
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for property, plant and equipment          (1,439,971)          (1,253,879)         (9,288)
  Proceeds from sale of property, plant and equipment      7,478                6,374              47

  Acquisition of investments in affiliates and
   intangible and other assets                          (104,629)             (86,944)           (644)
  Proceeds from sales of subsidiary stocks                     -              150,370           1,114
-------------------------------------------------------------------------------------------------------
     Net cash used in investing activities            (1,537,122)          (1,184,079)         (8,771)
-------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

                CONSOLIDATED STATEMENT OF CASH FLOWS(UNAUDITED)
                -----------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------



                                                                                              Millions
                                                                                                 Of
                                                                                            U.S. dollars
                                                         Millions of yen                      (Note 2)
                                                   -----------------------------       ----------------
                                                   1997                   1998                  1998
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt          (Yen) 510,494         (Yen)317,993          $2,355
  Payments for settlement of long-term debt              (374,663)            (446,503)         (3,307)
  Dividends paid                                          (39,779)             (39,779)           (295)
  Net decrease in short-term borrowings and other        (102,858)             (58,159)           (431)
-------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                    (6,806)            (226,448)         (1,678)
-------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                    (309,923)            (226,486)         (1,678)
Cash and cash equivalents at beginning of period          821,140              913,236           6,765
=======================================================================================================
Cash and cash equivalents at end of period           (Yen)511,217         (Yen)686,750          $5,087
=======================================================================================================
Cash paid during the period for:
  Interest                                           (Yen)113,352         (Yen)107,125            $794
=======================================================================================================
  Income taxes                                       (Yen)223,815         (Yen)186,798          $1,384
=======================================================================================================
Capital lease obligations incurred during the
 period                                               (Yen)26,453          (Yen)17,632            $131
=======================================================================================================

The accompanying notes are an integral part of this statement.

                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
            ------------------------------------------------------


1. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and in accordance with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for annual financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ending March 31, 1999. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's consolidated financial statements which is included in Form 20-F for the fiscal year ended March 31, 1998.

2. U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. The rate of (yen)135= US$1, the approximate current rate at September 30, 1998, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.


3. In June 1997, the Japanese Diet passed the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law ("the Revision Law").
   This Revision Law implements a plan proposed by the Ministry of Posts and Telecommunications, and accepted in principle by the Company, to reorganize the Company. Under the Revision Law, the Company will continue to exist but will operate primarily as a holding company with its businesses reorganized into three newly established companies, two regional telecommunications companies and a long distance telecommunications company. The Revision Law also allows the Company to enter, through one or more subsidiaries, the international telecommunications business before the reorganization of the Company upon approval of the Minister of Posts and Telecommunications ("the MPT").

  In December 1997, the Ministry of Posts and Telecommunications announced "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation." The Company will prepare "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" in accordance with the Basic Principles. Matters concerning the transfer of business, which is the precondition of reorganization, will be presented to shareholders at the ordinary general meeting of shareholders in June 1999.

  The Company plans to take advantage of the opportunities presented by the Revision Law to effectively compete in extremely challenging international markets, actively promote expansion of global telecommunications and multimedia businesses, and further enhance its operations. At this time, however, the ultimate effect of the implementation of the New Law on the financial position and results of operations of the Company cannot be determined.


4. In its financial statements as of and for the six-month period ended September 30, 1998, the Company has discontinued the application of the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") for all of its operations. Under SFAS 71, the Company had accounted for the effects of rate-making process by establishing certain regulatory assets, including the deferral of certain costs. Pursuant to the requirements of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"), the Company recorded an extraordinary non-cash charge of (Yen) 462 billion ($ 3,426 million), net of income taxes of (Yen) 427 billion ($ 3,162 million) during the six-month period ended September 30, 1998 and has eliminated (Yen) 889 billion ($ 6,588 million) of regulatory assets from its balance sheet as of September 30, 1998.

   After assessing the recent revision of the Telecom Business Law, which become effective as of November 1,1998, and proposed price-cap system, the Company recognizes that it is required under SAFS 101 to change its accounting for regulated operations. The Company's determination that it is no longer eligible for the continued application of SFAS 71 is based on the belief that the convergence of competition, technological change, actual and potential regulatory and legislative actions and other factors are creating open and competitive markets.

   The major components of the eliminated regulatory assets are as follows:


                                Pretax                      After-tax
                            --------------------      --------------------
                           Billions  Millions of     Billions     Millions of
                            of yen   U.S. dollars      of yen     U.S. dollars
                           ----------   -----------  -----------  ------------

Deferred compensated       (Yen)105        $783          (Yen)55           $407
absences

Deferred pension costs          680       5,035              353          2,618

Unamortized purchases of the
leased  assets
                                104         770               54            401
                           ----------   ----------      ---------     ---------
Total                      (Yen)889      $6,588         (Yen)462         $3,426
                           ==========   ==========      =========     =========

  The regulatory assets included in the accompanying consolidated balance sheet as at March 31, 1998 were as follows:



                                           Billions
                                            of yen
                                         ------------
Regulatory assets due to:
Deferred compensated absences*            (Yen)133
Deferred severance lump-sum and
  pension payments**                           603
Unamortized purchases of the leased assets
under SFAS 13***                               111
                                         ------------

                                          (Yen)847



   * Included in "Prepaid expenses and other current assets" in the accompanying balance sheet as at March 31, 1998.
   **Included in "Intangible and other assets" in the accompanying balance sheet as at March 31, 1998.

  ***Included in "Accumulated depreciation" in the accompanying balance sheet as at March 31, 1998.



5. On May 12, 1998, NTT Data Corporation ("NTT DATA"), a consolidated subsidiary, issued 27,500 shares of common stock in a public offering to third parties at a price of (Yen)5,468 thousand ($40,504) per share, which was in excess of the Company's average per share carrying value. The issuance of these shares of (Yen)150,370 million ($1,114 million) is regarded as a sale of a part of the Company's interest in NTT DATA. As a result of the issuance, the Company's shareholding in NTT DATA declined from 60 percent to 54 percent. The resulting gain on the sale of subsidiary stocks in the aggregate amount of approximately (Yen)69,106 million ($512 million) is recognized in the consolidated financial statements for the six-month period ended September 30, 1998, as well as applicable deferred taxes thereon. In the consolidated statement of cash flows for the six-month period ended September 30, 1998, the gain on sale of subsidiary stocks are excluded from the cash flows from operating activities and the related cash proceeds of
   (Yen) 150,370 million ($1,114 million) are included in the cash flows from investing activities.

6. Effective April 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". Comprehensive Income is defined in this standard as the total changes in shareholders' equity excluding capital transactions. The Company's comprehensive income comprises net income plus other comprehensive income representing changes in unrealized loss on securities and foreign currency translation adjustments. These changes in shareholders' equity, including net income, for the six-month periods ended September 30, 1997 and 1998 were an increase of
   (Yen)191,719 million and decrease of (Yen) 186,195 million ($1,379 million), respectively, which included the changes in unrealized loss on securities, representing an increase of (Yen)3,853 million and (Yen)14,386 million ($107 million), respectively.

7. Certain items for the six-month period ended September 30, 1997 and at that date have been reclassified to conform to the 1998 presentation.

8. At September 30, 1998 there were no material litigation or claims outstanding, pending or threatened against the Company.


Subsequent events
-----------------

On October 22, 1998, NTT Mobile Communications Network Inc. ("NTT Central DoCoMo") completed its initial public offering and its stock on the First Section of the Tokyo Stock Exchange. The Company sold 218,000 shares of NTT Central DoCoMo's common stock, without par value, for total proceeds of
(Yen)826,140 million ($6,120 million), net of related expenses. In addition, NTT Central DoCoMo issued 327,000 new shares of stock for total proceeds of
(Yen)1,236,500 million ($9,159 million), net of related expenses, to third parties at a price of (Yen)3,900 thousand ($28,889) per share. As a result of the offering, the Company's stake in NTT Central DoCoMo has been reduced from
94.68 percent to 67.13 percent. The resulting gains on sale and issuance of subsidiary stocks in the aggregate amount of approximately (Yen)1,565,208 million ($11,594 million) are expected to be recognized in the consolidated statement of income for the year ending March 31, 1999, as well as applicable deferred taxes thereon.